14 Jan 2010

Office of International Corporate Finance
Securities and Exchange Commission
Room 3628 100F Street North East
Washington DC 20549
United States of America

Dear Sirs

Re: File Number 82-2971
New World Development Co Ltd
Rule 12g3-2 (b) exemption

We refer to the above and enclose herewith Announcement dated 21 December 2009, 4 January 2010 and 6 January 2010 in connection with the Company in duplicate for your files.


10015090

Yours truly
For and on behalf of
New World Development Co Ltd

Aldous Chiu

Encl.
AC/kh


新世界發展有限公司
New World Development Company Limited

(incorporated in Hong Kong with limited liability)
(Stock code: 17)


海通(香港)金融控股有限公司
HAI TONG (HK) FINANCIAL HOLDINGS LIMITED

(incorporated in Hong Kong with limited liability)


新創建 NWS

新創建集團有限公司*
NWS HOLDINGS LIMITED
(incorporated in Bermuda with limited liability)
(Stock code: 659)


taifook大福

TAIFOOK SECURITIES GROUP LIMITED
大福證券集團有限公司*
(incorporated in Bermuda with limited liability)
(Stock code: 665)

JOINT ANNOUNCEMENT

(I) Completion of the acquisition of controlling interest in Taifook Securities Group Limited by Hai Tong (HK) Financial Holdings Limited AND (II) Unconditional mandatory cash offers by The Hongkong and Shanghai Banking Corporation Limited for and on behalf of Hai Tong (HK) Financial Holdings Limited for all the issued shares in Taifook Securities Group Limited (other than those shares already owned by Hai Tong (HK) Financial Holdings Limited and parties acting in concert with it at the time when the offer is made) and for the cancellation of all outstanding share options of Taifook Securities Group Limited

Financial adviser to Hai Tong (HK) Financial Holdings Limited


HSBC

Financial adviser to NWS Holdings Limited


BOCI ASIA LIMITED

* *For identification purpose only*

Completion under the provisions of the Sale and Purchase Agreement occurred on 21 December 2009. Following Completion, Hai Tong (HK) and parties acting in concert with it owned an aggregate of 373,434,720 Taifook Shares, representing approximately 52.86% of the entire issued share capital of Taifook as at the date of this announcement. Accordingly, Hai Tong (HK) is required to make an unconditional mandatory general offer to acquire all the issued Taifook Shares other than those Taifook Shares already owned by Hai Tong (HK) and parties acting in concert with it and the Option Offer for the cancellation of all outstanding Share Options pursuant to Rule 26.1 and Rule 13 of the Takeovers Code.

The Composite Offer Document including, among other things, (a) the letter from HSBC as financial adviser to Hai Tong (HK) setting out the terms of the General Offers; (b) the letter from the board of Taifook; (c) the letter from the Taifook IBC containing its recommendation and advice to the Taifook Shareholders (other than Hai Tong (HK) and parties acting in concert with it) and the Taifook Optionholders in respect of the General Offers; and (d) the letter from Optima Capital Limited, the independent financial adviser to the Taifook IBC, containing its recommendation and advice to the Taifook IBC in respect of the General Offers; together with the form of acceptance and transfer of Taifook Shares and the form of acceptance and cancellation of the Share Options are expected to be despatched to the Taifook Shareholders and the Taifook Optionholders on or before 24 December 2009.

Reference is made to the joint announcement made by Hai Tong (HK), NWD, NWS and Taifook dated 20 November 2009 (the "Joint Announcement"). Capitalised terms not otherwise defined in this announcement shall have the same meaning as in the Joint Announcement.

COMPLETION OF THE SALE AND PURCHASE AGREEMENT

The respective boards of Hai Tong (HK), NWD, NWS and Taifook announce that the Sale and Purchase Agreement was completed on 21 December 2009. Following Completion, Hai Tong (HK) and parties acting in concert with it owned an aggregate of 373,434,720 Taifook Shares, representing approximately 52.86% of the entire issued share capital of Taifook as at the date of this announcement. Accordingly, Hai Tong (HK) is required to make an unconditional mandatory general offer to acquire all the issued Taifook Shares other than those Taifook Shares already owned by Hai Tong (HK) and parties acting in concert with it and the Option Offer for the cancellation of all outstanding Share Options pursuant to Rule 26.1 and Rule 13 of the Takeovers Code.

DESPATCH OF THE COMPOSITE OFFER DOCUMENT

Pursuant to Note 2 of Rule 8.2 of the Takeovers Code, the Executive will normally require, in the case where the making of an offer is subject to the prior fulfilment of a pre-condition, that the offer document be posted within 7 days of fulfilment of the pre-condition. Hai Tong (HK) has since sought and was granted an extension by the Executive for the despatch of the offer document to a date falling within 7 days after Completion, or 7 March 2010, whichever is earlier. Hai Tong (HK) and Taifook intend to combine the offer document and response document (collectively, the "Composite Offer Document") and despatch the Composite Offer Document to the Taifook Shareholders and the Taifook Optionholders setting out, inter alia,

(a) the letter from HSBC as financial adviser to Hai Tong (HK) setting out the terms of the General Offers; (b) the letter from the board of Taifook; (c) the letter from the independent board committee of Taifook (the "Taifook IBC") containing its recommendation and advice to the Taifook Shareholders (other than Hai Tong (HK) and parties acting in concert with it) and the Taifook Optionholders in respect of the General Offers; and (d) the letter from Optima Capital Limited, the independent financial adviser to the Taifook IBC, containing its recommendation and advice to the Taifook IBC in respect of the General Offers. The Composite Offer Document, together with the form of acceptance and transfer of Taifook Shares and the form of acceptance and cancellation of the Share Options, are expected to be despatched to the Taifook Shareholders and the Taifook Optionholders on or before 24 December 2009.

By order of the board of	*By order of the board of*	*By order of the board of*	*By order of the board of*
Hai Tong (HK) Financial Holdings Limited	**New World Development Company Limited**	**NWS Holdings Limited**	**Taifook Securities Group Limited**
Mr. Li Jian Guo	**Dr. Cheng Kar Shun, Henry**	**Dr. Cheng Kar Shun, Henry**	**Dr. Cheng Kar Shun, Henry**
Chairman	*Managing Director*	*Chairman*	*Chairman*

Hong Kong, 21 December 2009

As at the date of this announcement, the Hai Tong (HK) Directors are Mr. Li Jian Guo, Mr. Lin Yong and Ms. Ji Qing Yu.

As at the date of this announcement, (a) the executive directors of NWD are Dato' Dr. Cheng Yu Tung, Dr. Cheng Kar Shun, Henry, Dr. Sin Wai Kin, David, Mr. Liang Chong Hou, David, Mr. Leung Chi Kin, Stewart and Mr. Cheng Chi Kong, Adrian; (b) the non-executive directors of NWD are Mr. Cheng Kar Shing, Peter, Mr. Chow Kwai Cheung, Mr. Liang Cheung Biu, Thomas and Ms. Ki Man Fung, Leonie; and (c) the independent non-executive directors of NWD are Mr. Yeung Ping Leung, Howard, Dr. Cha Mou Sing, Payson (alternate director to Dr. Cha Mou Sing, Payson: Mr. Cha Mou Zing, Victor), Mr. Ho Hau Hay, Hamilton and Mr. Lee Luen Wai, John.

As at the date of this announcement, (a) the executive directors of NWS are Dr. Cheng Kar Shun, Henry, Mr. Tsang Yam Pui, Mr. Wong Kwok Kin, Andrew, Mr. Lam Wai Hon, Patrick, Mr. Cheung Chin Cheung, Mr. William Junior Guilherme Doo and Mr. Cheng Chi Ming, Brian; (b) the non-executive directors of NWS are Mr. Doo Wai Hoi, William, Mr. Wilfried Ernst Kaffenberger (alternate director to Mr. Wilfried Ernst Kaffenberger: Mr. Yeung Kun Wah, David), Mr. To Hin Tsun, Gerald and Mr. Dominic Lai; and (c) the independent non-executive directors of NWS are Mr. Kwong Che Keung, Gordon, Mr. Cheng Wai Chee, Christopher and The Honourable Shek Lai Him, Abraham.

As at the date of this announcement, (a) the executive directors of Taifook are Dr. Cheng Kar Shun, Henry, Mr. Doo Wai Hoi, William, Mr. Wong Shiu Hoi, Peter, Mr. Lee Yiu Wing, William, Mr. Chan Chi On, Derek, Mr. Poon Mo Yiu, Patrick and Mr. Cheng Chi Ming, Brian; (b) the non-executive directors of Taifook are Mr. Wong Kwok Kin, Andrew, Mr. Lam Wai Hon, Patrick, Mr. To Hin Tsun, Gerald and Mr. Lee Ka Sze, Carmelo; and (c) the independent non-executive directors of Taifook are Mr. Man Mo Leung, Mr. Tsui Hing Chuen, William and Mr. Lau Wai Piu, Bill.

The Hai Tong (HK) Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that in relation to the Taifook Group, the NWD group and the NWS group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, their opinions expressed in this announcement (other than those expressed by the Taifook Group, the NWD group and the NWS group) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement the omission of which would make any statements in this announcement misleading.

The directors of NWD jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that in relation to the Hai Tong (HK) Group, Haitong Securities Co., Ltd., the NWS group and the Taifook Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, their opinions expressed in this announcement (other than those expressed by the Hai Tong (HK) Group, Haitong Securities Co., Ltd., the NWS group and the Taifook Group) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement the omission of which would make any statement in this announcement misleading.

The directors of NWS jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that in relation to the Hai Tong (HK) Group, Haitong Securities Co., Ltd., the NWD group and the Taifook Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, their opinions expressed in this announcement (other than those expressed by the Hai Tong (HK) Group, Haitong Securities Co., Ltd., the NWD group and the Taifook Group) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement the omission of which would make any statement in this announcement misleading.

The directors of Taifook jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that in relation to the Hai Tong (HK) Group, Haitong Securities Co., Ltd., the NWD group and the NWS group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, their opinions expressed in this announcement (other than those expressed by the Hai Tong (HK) Group, Haitong Securities Co., Ltd., the NWD group and the NWS group) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement the omission of which would make any statement in this announcement misleading.



新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)

(Stock Code : 0017)

FINAL DIVIDEND FOR THE YEAR ENDED 30 JUNE 2009

On 8 October 2009, the Directors of **New World Development Company Limited (the "Company")** resolved to recommend a final dividend for the year ended 30 June 2009 of HK$0.21 per share, and as to HK$0.01 per share, this dividend will be paid in cash and as to HK$0.20 per share, this dividend should take the form of scrip dividend with a cash option to shareholders on the register of members as at 9 December 2009. At the annual general meeting held on 9 December 2009, the said final dividend was approved. This announcement is to advise the shareholders how the scrip entitlements to the said final dividend are being arrived at.

A circular setting out details of the said final dividend was sent to shareholders on 10 December 2009. It was mentioned, inter alia, that for the purpose of calculating the number of shares of **HK$1.00 each of the Company ("Share(s)") to be** allotted, the market value of a new Share will be calculated as an amount equal to 95% of the average of the closing prices of an existing Share on The Stock Exchange of Hong Kong Limited for the five consecutive trading days commencing from and including 28 December 2009 (on which such price is available). It is now determined that the said average closing price is HK$15.74. Accordingly, the number of new Shares which shareholders of the Company will receive in respect of their existing Shares for which cash election of the scrip entitlements to the said final dividend is not made will be calculated as follows:-

$$\text{Number of new Shares to be received} = \text{Number of existing Shares for which cash election is not made} \times \frac{\text{HK\$0.20}}{\text{HK\$15.74} \times \frac{95}{100}}$$

The number of new Shares to be received by each shareholder will be rounded down to the nearest whole number of new Shares. Fractional entitlements to the new Shares will not be allotted but will be disregarded and the benefit thereof will accrue to the Company. The new Shares will not rank for the final dividend in respect of the year ended 30 June 2009 but will rank pari passu in all other respects with the existing Shares.

Application has been made to the Listing Committee of The Stock Exchange of Hong Kong Limited for the grant of listing of and permission to deal in the new Shares. It is expected that certificates for the new Shares and cheques for cash entitlements will be posted to shareholders of the Company at the risk of those entitled thereto on or before 19 January 2010.

By Order of the Board
Leung Chi-Kin, Stewart
Company Secretary

Hong Kong, 4 January 2010

As at the date of this announcement, (a) the executive directors of the Company are Dato' Dr. Cheng Yu-Tung, Dr. Cheng Kar-Shun, Henry, Dr. Sin Wai-Kin, David, Mr. Liang Chong-Hou, David, Mr. Leung Chi-Kin, Stewart and Mr. Cheng Chi-Kong, Adrian; (b) the non-executive directors of the Company are Mr. Cheng Kar-Shing, Peter, Mr. Chow Kwai-Cheung, Mr. Liang Cheung-Biu, Thomas and Ms. Ki Man-Fung, Leonie; and (c) the independent non-executive directors of the Company are Mr. Yeung Ping-Leung, Howard, Dr. Cha Mou-Sing, Payson (alternate director to Dr. Cha Mou-Sing, Payson: Mr. Cha Mou-Zing, Victor), Mr. Ho Hau-Hay, Hamilton and Mr. Lee Luen-Wai, John.

For Main Board and GEM listed issuers


HKEx
香港交易所

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) : 31/12/2009

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer: New World Development Company Limited
Date Submitted: 06/01/2010

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code : 0017 Description : Ordinary Shares

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	10,000,000,000	HK$1.00	HK$10,000,000,000
Increase/(decrease)	Nil		Nil
Balance at close of the month	10,000,000,000	HK$1.00	HK$10,000,000,000

(2) Stock code : Description :

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

2. Preference Shares

Stock code : ____________ Description : ____________

	No. of preference shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

3. Other Classes of Shares

Stock code : ____________ Description : ____________

	No. of other classes of shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

Total authorised share capital at the end of the month *(State currency)* : **HK$10,000,000,000**

II. Movements in Issued Share Capital

	No. of ordinary shares (1)	No. of ordinary shares (2)	No of preference shares	No. of other classes of shares
Balance at close of preceding month	**3,867,318,158**	N/A	N/A	N/A
Increase/ (decrease) during the month	-	N/A	N/A	N/A
Balance at close of the month	**3,867,318,158**	N/A	N/A	N/A

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable	Movement during the month: Granted	Exercised	Cancelled	Lapsed	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Share Option Scheme adopted on (24 /11/2006) Ordinary shares *(Note 1)*	Nil	Nil	Nil	Nil	Nil	123,271,230
2. N/A (/ /) shares *(Note 1)*						
3. N/A (/ /) shares *(Note 1)*						

Total A. (Ordinary shares) Nil
(Preference shares) N/A
(Other class) N/A

Total funds raised during the month from exercise of options (State currency) Nil

Warrants to Issue Shares of the Issuer which are to be Listed

Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. ______ (/ /)						
Stock code (if listed) ______						
Class of shares issuable *(Note 1)* ______						
Subscription price ______						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
2. ______ (/ /)						
Stock code (if listed) ______						
Class of shares issuable *(Note 1)* ______						
Subscription price ______						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
3. ______ (/ /)						
Stock code (if listed) ______						
Class of shares issuable *(Note 1)* ______						
Subscription price ______						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
4. ______ (/ /)						
Stock code (if listed) ______						
Class of shares issuable *(Note 1)* ______						
Subscription price ______						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						

Total B. (Ordinary shares) ______
(Preference shares) ______
(Other class) ______

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Convertible Bonds issued by Sherson Limited due 2014	HKD	6,000,000,000	Nil	6,000,000,000	Nil	224,014,336
Stock code (if listed) N/A Class of shares issuable *(Note 1)* Ordinary Subscription price HKD26.784 EGM approval date (if applicable) (dd/mm/yyyy)) (/N/A/)						
2. N/A						
Stock code (if listed) Class of shares issuable *(Note 1)* Subscription price EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
3. N/A						
Stock code (if listed) Class of shares issuable *(Note 1)* Subscription price EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
4. N/A						
Stock code (if listed) Class of shares issuable *(Note 1)* Subscription price EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						

Total C. (Ordinary shares) Nil
(Preference shares) N/A
(Other class) N/A

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. (/ /) shares *(Note 1)*		
2. (/ /) shares *(Note 1)*		
3. (/ /) shares *(Note 1)*		
Total D. (Ordinary shares)		
(Preference shares)		
(Other class)		

Other Movements in Issued Share Capital

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Rights issue	At price : State currency ______	Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
2. Open offer	At price : State currency ______	Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
3. Placing	At price : State currency ______	Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
4. Bonus issue		Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______

For Main Board and GEM listed issuers

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
5. Scrip dividend	At price : State currency ______	Class of shares issuable (*Note 1*) ______ Issue and allotment date : (dd/mm/yyyy) (- / - / -) EGM approval date: (dd/mm/yyyy) (- / - / -)	______	______
6. Repurchase of shares		Class of shares repurchased (*Note 1*) ______ Cancellation date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
7. Redemption of shares		Class of shares redeemed (*Note 1*) ______ Redemption date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
8. Consideration issue	At price : State currency ______	Class of shares issuable (*Note 1*) ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______

For Main Board and GEM listed issuers

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
9. Capital reorganisation		Class of shares issuable (Note 1) ________ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	________	________
10. Other (Please specify)	At price : State currency ________	Class of shares issuable (Note 1) ________ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	________	________
		Total E. (Ordinary shares)	Nil	
		(Preference shares)	N/A	
		(Other class)	N/A	

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):	(1)	Nil
	(2)	N/A
Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):		N/A
Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):		N/A

(These figures should be the same as the relevant figures under II above ("Movements in Issued Share Capital").)

Remarks (if any):

Nil

Submitted by: Leung Chi Kin

Title: Company Secretary
(Director, Secretary or other duly authorised officer)

Notes :

1. *State the class of shares (e.g. ordinary, preference or other).*

2. *If there is insufficient space, please append the prescribed continuation sheet.*